                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                Commission File Number  0-19494
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(Check One):

[X] Form 10-K and Form 10-KSB               [ ] Form 11-K

[ ] Form 20-F            [ ] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended:     December 31, 1999
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[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION


    Full name of registrant   PAGING NETWORK, INC.
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    Former name if applicable
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    Address of principal executive office (Street and number)
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                    14911 QUORUM DRIVE
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    City, state and zip code     DALLAS, TEXAS 75240
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                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

               (See Attachment)

                                    12b25-1

                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

   JULIAN B. CASTELLI                              (972) 801-8145
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     (Name)                                 (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [X] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See Attachment)

                              PAGING NETWORK, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   MARCH 30, 2000         By:   /s/ JULIAN B. CASTELLI
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                                    Julian B. Castelli, Senior Vice-President &
                                    Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                    12b25-2

                              PAGING NETWORK INC.
                                  FORM 12b-25


PART III - NARRATIVE


        On November 8, 1999, Paging Network, Inc. (the "Company") announced a definitive agreement to merge with Arch Communications Group, Inc. ("Arch"). This transaction requires the Company and Arch to make filings with various regulatory agencies, including the filing of three registration statements with the Securities and Exchange Commission. The Company and Arch have made such filings, and are currently in the process of responding to inquiries regarding the information contained therein and providing additional information. These efforts have required and continue to require a significant portion of the Company's available resources in its accounting and finance organizations, and as well as significant management attention. Additionally, in connection with the Company's previously announced restructuring, the Company has converted a significant portion, but not all, of its customer base to new billing and customer service software platforms. Such conversions have increased the time required to close the Company's accounting records for the year ended December 31, 1999. Furthermore, as a result of the restructuring and the announcement of the proposed merger with Arch, the Company has experienced a significant increase in its employee turnover, including its accounting, finance, and information technology organizations resulting in fewer resources to handle the year-end reporting. For all of these reasons, the Company is unable to timely complete its Annual Report on Form 10-K for the year ended December 31, 1999, without unreasonable effort.

                              PAGING NETWORK, INC.
                                  FORM 12b-25


PART IV (3) - SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS

     The Company expects a significant change in the results of operations for the year ended December 31, 1999 compared to the year ended December 31, 1998. The Company expects a decrease in total revenues, the amount of which cannot be determined at the present time due to the aforementioned reasons addressed in the Part III of this filing. The Company expects an increase in operating expenses in excess of $50 million and an increase in net loss in excess of $100 million.